Exhibit 99.1

500.com Limited Announces Agreement with BitDeer Subsidiary to Purchase Mining Machines with Total Computing Power of 113P, as well as Agreement to Purchase Ethereum Mining Machines with Total Computing Power of 4800G

SHENZHEN, China, February 26, 2021 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a China-based enterprise committed to developing cryptocurrency mining businesses, today announced that it has entered into a definitive agreement with a subsidiary of BitDeer (the “Seller”) to purchase 1,923 S17 Bitcoin mining machines for a total consideration of RMB31.3 million (approximately US$4.9 million). These mining machines are deployed and in operation in Xinjiang, with an aggregate computing power of 113 PH/s. The Company today has paid the total consideration in full, and the Seller has transferred ownership of all the mining machines. As of today, the Company has officially begun generating revenue from cryptocurrency mining operations.

On January 11, 2021, the Company announced its purchase of mining machines with an aggregate computing power of 918 PH/s. These mining machines are expected to be deployed by the end of March 2021.

On February 2, 2021 the Company announced its purchase of 5,900 new mining machines with an aggregate computing power of 306 PH/s. These mining machines are expected to be deployed by the end of May 2021.

As such, the Company expects to have Bitcoin mining machines with an aggregate computing power of 1,337 PH/s by the end of the first half of 2021.

Purchase of Ethereum (ETH) Mining Machines

At the same time, the Company announces that it has entered into a definitive agreement (the “Agreement”) to purchase 2,000 new ETH mining machines for a total consideration of RMB195 million (approximately US$30.2 million). Pursuant to the Agreement, a total of 100 ETH mining machines are to be delivered during May – June 2021, a total of 300 ETH mining machines are to be delivered during July – August 2021 ( 150 mining machines per month), and the remaining 1,600 ETH mining machines are to be delivered during September – December 2021 ( 400 mining machines per month).

These ETH mining machines purchased by the Company have an energy consumption ratio less than 1 MH/W. These mining machines feature ASICs developed on SeDRAM, a heterogeneous, integrated embedded DRAM platform. This ASIC utilizes hybrid bonding technology to combine ETH computing power and DRAM memory. Unlike traditional mining machines, which separate computing from memory chips, these new ETH mining machines have better on-chip bandwidth capacity, transmission efficiency, and mining efficiency with lower power consumption. Each mining machine has peak consumption of only 2400W, but generates computing power of up to 2.4 GH/s.

According to current ETH computing power estimates, these ETH mining machines’ total computing power of 4,800 GH/s is expected to represent 1.23% of the total computing power of the entire ETH network and is expected to yield a maximum of 330 ETH per day.

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4555 to US$1.00, the noon buying rate in effect on February 19, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

About 500.com Limited

500.com Limited (NYSE: WBAI) is committed to becoming a leading cryptocurrency mining enterprise in China. Since announcing its entry into the cryptocurrency industry in December 2020, the Company has entered into definitive agreements to (i) purchase cryptocurrency mining machines, (ii) acquire a controlling stake in Loto Interactive Limited (HKEX: 08198), and (iii) acquire the entire mining pool business of Bitdeer Technologies Holding Company (“BitDeer”) operated under BTC.com, including the domain name BTC.com and the cryptocurrency wallet of BTC.com (collectively, the “BTC.com Pool Businesses”), to unfurl a comprehensive approach to cryptocurrency mining. 500.com is also an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Ms. Danni Zheng

Head of Investor Relations

Phone: +86 755 8633 8005